# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Syros Pharmaceuticals, Inc., CIK 0001556263
CUSIP: 87184Q206
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 35 CambridgePark Drive, 4th Floor, Cambridge, Massachusetts (MA), 02140
Date of event which requires filing of this statement: 11/18/2024
Amends the filing with accession number 0001104659-23-110484
Filed by CIK 0001699737
Persons authorized to receive notices and communications: Abrar Hussain, Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, California (CA), 94301, (650) 285-4270

## Reporting persons
- Samsara BioCapital, L.P. (CIK 0001699737): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 707,114; sole dispositive power 0; shared dispositive power 707,114; aggregate amount beneficially owned 707,114 (2.6% of the class)
- Samsara BioCapital GP, LLC (CIK 0001888829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 707,114; sole dispositive power 0; shared dispositive power 707,114; aggregate amount beneficially owned 707,114 (2.6% of the class)
- Srinivas Akkaraju (CIK 0001253170): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 707,114; sole dispositive power 0; shared dispositive power 707,114; aggregate amount beneficially owned 707,114 (2.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Syros Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 35 CambridgePark Drive, 4th Floor, Cambridge, Massachusetts (MA), 02140
Comment: This Amendment No. 2 (this "Amendment No. 2" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 20, 2023, and amended on December 26, 2023 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 26,832,457 shares of the Issuer's common stock outstanding as of October 24, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 31, 2024.

Samsara LP directly holds warrants exercisable for up to 707,114 shares of common stock. Samsara GP is the sole general partner of Samsara LP and Dr. Akkaraju is a managing member of Samsara GP. Each of Samsara GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara LP.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

Weighted Low High
Reporting No. Average Price Price
Transaction Person Date Shares Price ($) ($) ($)

Open Market Sale Samsara LP 11/18/2024 958,310 $0.21 $0.18 $0.26
Open Market Sale Samsara LP 11/19/2024 74,128 $0.21 $0.21 $0.21
Open Market Sale Samsara LP 11/20/2024 753,989 $0.26 $0.26 $0.27
Open Market Sale Dr. Akkaraju 12/30/2024 9,333 $0.25 $0.25 $0.25
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock on November 20, 2024.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Samsara BioCapital, L.P.: /s/ Srinivas Akkaraju, By Samsara BioCapital GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (03/27/2025)
- Samsara BioCapital GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (03/27/2025)
- Srinivas Akkaraju: /s/ Srinivas Akkaraju, Srinivas Akkaraju (03/27/2025)